SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CHART ACQUISITION CORP.
(Name of Subject Company (Issuer))

Chart Acquisition Group LLC
Joseph R. Wright
Cowen Overseas Investment LP
(Names of Filing Persons (Offerors))

Warrants to Purchase Common Stock
(Title of Class of Securities)

161151 113
(CUSIP Number of Class of Securities)

The Chart Group, L.P., Managing Member
Chart Acquisition Group LLC
75 Rockefeller Plaza, 14th Floor
New York, New York 10019
(212) 350-8205
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:

Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP 150 East 42nd Street New York, New York 10017 212-370-1300	Jack I. Kantrowitz, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104 (212) 335-4500
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.


Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
	issuer tender offer subject to Rule 13e-4.
	going-private transaction subject to Rule 13e-3.
	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: 

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Chart Acquisition Group LLC (“Chart Acquisition Group”), Joseph R. Wright (“Mr. Wright”) and Cowen Overseas Investment LP (“Cowen Overseas” and, together with Chart Acquisition Group and Mr. Wright, the “Offerors”) have collectively committed to offer to purchase up to 3,750,000 of the issued and outstanding public warrants of Chart Acquisition Corp. (the “Company”) sold as part of the units (the “Public Warrants”) in the Company’s initial public offering (the “IPO”) at a purchase price of $0.60 per warrant in a tender offer (the “Warrant Tender Offer”) that would commence after the Company’s announcement of its initial business combination and would only be consummated upon, and simultaneously with, the consummation of such initial business combination.

At the time of the proposed Warrant Tender Offer, each of the Offerors will separately hold warrants purchased in a private placement (the “Placement Warrants”) consummated simultaneously with the Company’s IPO and will not to tender such Placement Warrants in the proposed Warrant Tender Offer.  Through the Warrant Tender Offer, the Offerors will collectively offer to purchase up to 50% of the Public Warrants, without giving effect to any exercise of the underwriters’ over-allotment option.

The Offerors expect the tender offer documents relating to the Warrant Tender Offer to include information substantially similar to the information that would be included in a proxy statement or tender offer document provided to public stockholders of the Company in connection with a proposed initial business combination.  The Offerors do not expect the information provided to holders of Public Warrants will differ in any material fashion depending on whether the initial business combination is structured to require a stockholder vote or not.

The Warrant Tender Offer will not be conditioned upon any minimum number of Public Warrants being tendered, but will only be consummated upon, and simultaneously with, the consummation of the Company’s initial business combination. In the event the aggregate number of Public Warrants validly tendered by the holders of Public Warrants exceeds 3,750,000, each validly submitted offer to sell will be reduced on a pro rata basis in accordance with the terms of the offer to purchase that will be filed with the SEC and provided to the holders of Public Warrants in connection with the Warrant Tender Offer.

Upon the consummation of the Company’s IPO, the Offerors will deposit an aggregate of $2,250,000 with Continental Stock Transfer & Trust Company, as escrow agent, into a segregated escrow account at Morgan Stanley & Co., LLC (representing $0.60 per warrant for up to 3,750,000 warrants) to fund the Warrant Tender Offer. More specifically, Chart Acquisition Group will deposit $1,387,500, Mr. Wright will deposit $75,000 and Cowen Overseas will deposit $787,500. The funds held in the escrow account will be invested only in United States treasuries or in money market funds that invest solely in United States treasuries with a maturity of 180 days or less.  If the Company is unable to consummate an initial business combination by September 19, 2014, holders of the Public Warrants will receive a pro-rata portion of the proceeds on deposit in the escrow account ($0.30 per warrant or approximately $0.26 per warrant if the over-allotment option is exercised in full) as promptly as reasonably possible but no more than five business days after September 19, 2014. Interest earned on the amount deposited in the escrow account, if any, will be paid to the Offerors in accordance with the terms of the escrow agreement.

Additional Information

The Warrant Tender Offer described in this filing has not yet been commenced. This description is neither an offer to purchase nor a solicitation of an offer to sell Public Warrants of the Company. At the time the Warrant Tender Offer is commenced, the Offerors intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the Warrant Tender Offer. The Offerors intend to mail these documents to the holders of Public Warrants of the Company. These documents will contain important information about the Warrant Tender Offer, and holders of Public Warrants are urged to read them carefully when they become available. Holders of Public Warrants will be able to obtain a free copy of these documents (if and when they become available) and other documents filed by the Offerors with the United States Securities and Exchange Commission (the “SEC”) at the website maintained by the SEC at www.sec.gov. In addition, holders of Public Warrants will be able to obtain a free copy of these documents (if and when they become available) from the information agent named in the offer to purchase or from the Offerors.